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                                December 14, 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Barbara C. Jacobs

            Re:      Isilon Systems, Inc. (the "Company")
                     Registration Statement on Form S-1
                     File No. 333-137078

Dear Ladies and Gentlemen:

      Pursuant to Rule 460 under the Securities Act of 1933, as amended, the undersigned, as representatives of the underwriters of the proposed public offering of shares of common stock, $0.00001 par value per share, of the Company, hereby advise you that the Preliminary Prospectus, dated November 24, 2006 and included in Amendment No. 3 to the above-referenced Registration Statement, filed with the Securities and Exchange Commission on November 24, 2006, was distributed during the period November 24, 2006 through December 11, 2006 as follows:

      - 16,240 to 4 underwriters

      - 1195 to 1195 institutions

      - 62 to 62 others

Total: 17,497 Preliminary Prospectuses

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Securities and Exchange Commission
December 14, 2006
Page 2

      Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date for the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective on December 14, 2006 at 2:00 p.m., Eastern Standard Time, or as soon as practicable thereafter. The undersigned also request that you withdraw their acceleration request dated December 11, 2006. This letter supersedes the December 11, 2006 acceleration request.

                         Very truly yours,

                         MORGAN STANLEY & CO. INCORPORATED
                         MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED NEEDHAM & COMPANY, LLC
                         RBC CAPITAL MARKETS CORP.

                         By: MORGAN STANLEY & CO. INCORPORATED

                         By: /s/ WILLIAM R. SALISBURY
                             -------------------------------
                         Name: William R. Salisbury
                         Title: Managing Director